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[AMERICAN GENERAL LIFE COMPANIES LETTERHEAD]


                                           Helena Lee
                                           Assistant General Counsel
                                           Direct Line: (310) 772-6259
                                           Fax: (310) 772-6569
                                           E-mail: hlee@sunamerica.com


VIA EDGAR AND ELECTRONIC MAIL

October 24, 2014

Sally Samuel
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Variable Separate Account and FS Variable Separate Account
     (collectively, "Registrant")

     American General Life Insurance Company and The United States Life Insurance Company in the City of New York (collectively, "Depositor") Initial Registration Statements on Form N-4 File Numbers: 333-198223 and 333-198224

Dear Ms. Samuel:

     Thank you for speaking with me on October 23, 2014 and providing additional comments to our responses provided to you on October 21, 2014 regarding the Initial Registration Statements filed on Form N-4 as referenced above. This letter provides our responses to the Staff's comments.


1. Fee Table (Page 7)

a. Comment - Please add the N-1/A fee table disclosure regarding the fee waiver i.e. who can terminate and under what circumstances in the footnote.

Response - We have amended the footnote as follows:

   "The maximum expense is for the AMT Absolute Return Multi-Manager Portfolio, an Underlying Fund of Neuberger Berman Advisers Management Trust. There is a contractual agreement with Neuberger Berman Advisers Management Trust under which it will waive 1.30% of its fee and the fee is 2.73% after the waiver. If the fee waiver was reflected in the maximum expense, the expense would be 2.73%. The contractual agreement with Neuberger Berman Advisers Management Trust will continue until December 31, 2017 and may not be terminated during its term without the consent of the Neuberger Berman Advisers Management Trust Board of Trustees. The minimum expense is for VALIC Company I Stock Index Fund, an Underlying Fund of VALIC Company I."

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Sally Samuel
October 24, 2014
Page 2 of 4


2. Purchasing A Polaris Select Investor Variable Annuity (Page 9)

a. Comment - In the fourth paragraph, please revise in plain English the language "we further reserve the right to limit the death benefit amount payable in excess of the contract value...." If this means that you reserve the right to terminate the Optional Return of Purchase Payment Death Benefit, please so state. If not, please explain or delete.

Response - Per our conversation, we have removed the following sentence:

   "For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death."


3. Dollar Cost Averaging Program (Page 20)

a. Comment - Please clarify the disclosure in the second paragraph:
"We may also offer DCA Fixed Account source account...." It is not clear when the DCA Fixed Account may be used for transfers into the DCA program.

Response - Per our conversation, we have revised the second paragraph as follows:

   "The DCA Fixed Accounts only accept initial and subsequent Purchase Payments because they are offered as source accounts exclusively to facilitate the DCA program for a specified time period. You may not make a transfer from a Variable Portfolio or available Fixed Account into a DCA Fixed Account."


4. Polaris Portfolio Allocation Program (Page 20-22)

a. Comment - Please remove "unless you elect a Select Strategy" because it is confusing as to whether a different percentage of the Purchase Payment may be invested in a Select Strategy as well. Also, please clarify what happens after termination of the Polaris Portfolio Allocator Model.

We have revised the third paragraph under the header "Enrolling in the Polaris Portfolio Allocator Program" as follows:

   "You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Portfolio Allocator Model. If you: 1) attempt to allocate a portion of your Purchase Payment outside of your elected Portfolio Allocator model, or 2) if you invest in any Variable Portfolios in addition to investment in a Portfolio Allocator model under this program, such an investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your election of the Polaris Portfolio Allocator Model. If your election of the Polaris Portfolio Allocator Model is terminated, your investment will remain allocated to the same Variable Portfolios and in the same amounts as before the program was terminated; however, your investment will no longer be deemed to be in a Polaris Portfolio Allocator

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Sally Samuel
October 24, 2014
Page 3 of 4


   Model."


5. Select Strategies (Page 22-24)

a. Comment - Please clarify what happens after termination of a Select Strategy.

Response - We have revised the third paragraph under "Electing a Select Strategy" as follows:

   "You may only invest in one Select Strategy at a time. Election of a Select Strategy requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Select Strategy. If you: 1) attempt to allocate a portion of your Purchase Payment outside of your elected Select Strategy, or 2) if you invest in any Variable Portfolios in addition to investment in your Select Strategy, such an investment may no longer be consistent with the Select Strategy's intended objectives and therefore, will effectively terminate your election of the Select Strategy. If your election of a Select Strategy is terminated, your investment will remain allocated to the same Variable Portfolios and in the same amounts as before the Select Strategy was terminated; however, your investment will no longer be deemed to be in a Select Strategy."


6. Spousal Continuation (Page 31)

a. Comment - Please further explain that the age of the Continuing Spouse for the Return of Purchase Payment Death Benefit i.e.
under age 75, over age 76, would determine the amount of future death benefits.

Response - This sentence has been revised as follows:

   "The age of the Continuing Spouse on the Continuation Date will be used to determine any future death benefits under the contract. If you elected the optional Return of Purchase Payment Death Benefit, the death benefit payable upon the Continuing Spouse's death would differ depending on whether the Continuing Spouse is age 75 or younger, or age 76 and older, on the Continuation Date."

b. Comment - Please add disclosure that you will notify the contract owner if and when you exercise the right to modify, suspend or terminate the Spousal Continuation provision, the Polaris
Portfolio Allocation Program, the Select Strategies, the Systemic Withdrawal Program and any other program where you reserve the right to modify, suspend or terminate.

Response - We will amend the language for all programs such as Systematic Withdrawal, Polaris Portfolio Allocator Models, etc. where we reserve the right to modify, suspend or terminate to add language that we will notify the contract owner as follows:

   "We reserve the right to modify, suspend or terminate the [Program] at any time and we will notify you if we exercise that right."

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Sally Samuel
October 24, 2014
Page 4 of 4


   For Spousal Continuation, we would modify, suspend or terminate for prospectively issued contracts only and we would supplement or amend the prospectus to modify, suspend or terminate Spousal Continuation.


     Per our conversation, we will file all revisions and relevant exhibits and financial statements in Pre-Effective Amendments to the Registration Statements on November 3, 2014 along with the Acceleration Request asking for effectiveness on November 4, 2014. As part of the Acceleration Request, we will make the appropriate representations pursuant to the Staff's press release dated June 24, 2004.

     Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.



Very truly yours,

/s/ Helena Lee

Helena Lee




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